Exhibit 12.1

Farmers Capital Bank Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
Dollars in thousands
(Unaudited)

		Six months ended June 30,		Twelve months ended December 31,
		2009	2008	2008	2007	2006	2005	2004

	Earnings
1.	Pretax income - continuing operations	3,301	12,327	3,181	19,914	17,025	18,323	16,063
2.	Fixed charges and Preferred Dividends (includes interest on deposits)	25,743	29,064	55,327	56,241	41,608	24,514	16,779
3.	Total earnings including interest on deposits	29,044	41,391	58,508	76,155	58,633	42,837	32,842
4.	Interest on deposits	(17,155)	(20,709)	(39,045)	(45,157)	(32,554)	(19,130)	(13,381)
5.	Total earnings excluding interest on deposits	11,889	20,682	19,463	30,998	26,079	23,707	19,461

	Fixed Charges and Preferred Dividends
6.	Interest expense	24,166	28,966	55,130	56,039	41,432	24,409	16,729
7.	Preferred Stock dividends grossed up for tax @35%	1,097	-	-	-	-	-	-
8.	Preferred stock discount accretion grossed up for tax @35%	249	-	-	-	-	-	-
9.	Interest estimate - rental expense	231	98	197	202	176	105	50
10.	Total fixed charges and preferred dividends including interest on deposits	25,743	29,064	55,327	56,241	41,608	24,514	16,779
11.	Interest on deposits	(17,155)	(20,709)	(39,045)	(45,157)	(32,554)	(19,130)	(13,381)
12.	Total fixed charges and preferred dividends excluding interest on deposits	8,588	8,355	16,282	11,084	9,054	5,384	3,398

	Ratio of Earnings to Fixed Charges and Preferred Dividends:
	Excluding Interest on Deposits (line 5 divided by line 12)	1.4	2.5	1.2	2.8	2.9	4.4	5.7
	Including Interest on Deposits (line 3 divided by line 10)	1.1	1.4	1.1	1.4	1.4	1.7	2.0